FP 4/26

[redacted]

SEC COMMISSION
49

02021768

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 44676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBS Partners, L.P.

RECD S.E.C.
APR 2 6 2002
516

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive Ste. 4848
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Kerrane, Jr., President of DBS Trading INC. 312/957-2330 (Area Code — Telephone No.)
General Partner

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1 N. Wacker Dr. (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Daniel M. Kerrane, Jr., President of DBS Trading, INC, General Partner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBS Partners LP, as of 12/31/2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
KATHLEEN M. SMITH
Notary Public, State of Illinois
My Commission Expires 9/26/05

Kathleen M. Smith
Notary Public

X [signature]
Signature

President of DBS Trading, INC, General Partner
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS Partners, L.P.

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Partners of
DBS Partners, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DBS Partners, L.P. (the "Partnership") at December 31, 2001 for the year then ended in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2002

DBS Partners, L.P.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$ 49,040
Financial instruments owned, at market value:	
Derivative contracts	753,438,845
Equities	13,519,284
Due from affiliates	3,741,516
Investment in subsidiary	368,500
Accounts receivable	91,856
Exchange memberships, at cost (market value $2,215,000)	2,361,000
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $398,875)	220,118
Total assets	$ 773,790,159
LIABILITIES AND PARTNERS' CAPITAL	
Payable to clearing broker	$ 37,797,323
Financial instruments sold, not yet purchased, at market value:	
Derivative contracts	708,585,658
Equities	1,754,597
Accounts payable and accrued expenses	6,348,583
	754,486,161
Partners' capital	19,303,998
Total liabilities and partners' capital	$ 773,790,159

The accompanying notes are an integral part of this financial statement.

DBS Partners, L.P.

Notes to the Statement of Financial Condition

1. Description of Business

DBS Partners, L.P. (the "Partnership"), is a registered broker-dealer with the Securities and Exchange Commission. The Partnership operates as a market-maker and trader on various securities and futures exchanges.

The Partnership was formed on March 6, 1992 and commenced trading in April 1992. The Partnership consists of one general partner (DBS Trading, Inc.) and four limited partners and will continue operations until designated by the general partner or until December 31, 2022.

The Partnership is the sole shareholder of Delta Based Strategies Limited ("DBS Ltd."), a foreign subsidiary registered with the Financial Securities Authorities in the United Kingdom, which is not consolidated herein.

2. Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Financial instruments owned and financial instruments sold, not yet purchased, are carried at quoted market values.

Securities transactions and related expenses are recorded on a trade date basis, net, in the statement of operations. The statement of financial condition reflects purchases and sales of financial instruments on a trade date basis.

No federal income taxes are payable by the Partnership and none have been provided for in the accompanying financial statements. The partners are required to include their respective share of the partnership's profits in their individual tax filings.

Exchange memberships are carried at cost. Management believes the decline in market value is temporary and, accordingly, no impairment reserves or write-downs have been recorded.

Interest is earned on deposits with brokers, dealers and clearing organizations, and is paid on borrowings from the clearing brokers. Interest is recorded using the accrual method. Dividends are recorded on the ex-dividend date.

The Partnership believes that the carrying value of its financial instruments is a reasonable estimate of their fair value. Assets including due from affiliates and accounts receivable are carried at their fair value and all of the Company's liabilities are carried at amounts approximating fair value due to their short-term nature.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value. Fair value for those instruments is estimated using available market quotations for traded instruments. Market quotations for traded instruments are obtained from major securities and futures exchanges and dealers.

3. Commitments and Contingencies

The Partnership has noncancelable operating lease agreements for its office facilities which expire on various dates through September 30, 2005. The leases are subject to escalation clauses which are based upon annual operating expenses and taxes of the lessor. The future minimum rental commitments under the agreement are as follows:

Year Ended December 31,	
2002	$ 281,523
2003	223,523
2004	230,240
2005	176,526

4. Related Party Transactions

Additionally, in the normal course of business, the Company loans funds to its subsidiary for the day to day financing of trading activities. $3,432,000 was outstanding at December 31, 2001 under such loans and is included in due from affiliates on the statement of financial condition.

For the year ended December 31, 2001, the Company paid $394,000 in guaranteed salary to an officer of its subsidiary, who is not an employee of the Company. Such amount is not reimbursed by the subsidiary.

5. Derivative Financial Instruments Held and Issued for Trading Purposes and Other Financial Instruments with Off-Balance Sheet Risk

In its normal course of business, the Partnership trades financial instruments involving off-balance sheet market risk with other securities broker-dealers, futures commission merchants and commercial banks.

Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, not yet purchased, entail an obligation to purchase the securities at a future date. The Partnership may incur a loss if the market value of the financial instruments subsequently increases prior to the purchase of the securities. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Partnership.

As a market-maker and trader on various national financial exchanges, the Partnership is, in fact, in the business of managing market risk. The Partnership employs hedged, market-neutral trading strategies and thus, in management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Credit risk represents the loss that the Partnership would incur if a counterparty fails to perform its contractual obligation to the Partnership. All derivative financial instruments entered into by the Partnership are exchange-traded. The Partnership's clearing brokers, through industry clearing organizations, act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties.

6. Concentrations of Credit Risk

At December 31, 2001, substantially all of the Partnership's financial instruments owned, financial instruments sold, not yet purchased and payable to clearing broker are amounts held by or due to its clearing broker. At December 31, 2001, a credit concentration with the clearing broker consisted of approximately $19 million, representing the net market value of the Partnership's trading accounts. The Partnership monitors the credit worthiness of the clearing broker to mitigate the Partnership's exposure to credit risk.

7. Regulatory Matters

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Partnership has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires that the Partnership maintains minimum net capital equal to the greater of $250,000 or 2% of aggregate debits. At December 31, 2001, the Partnership had net capital and net capital requirements of $10,616,080 and $250,000, respectively. Pursuant to the Partnership's registration as a securities dealer, certain of its net capital requirements are assumed by its clearing broker.

DBS Partners, L.P.

Statement of Financial Condition

December 31, 2001

(Available for Public Inspection)